UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 2)[1]

NOVAVAX, INC.
(Name of Issuer)

Common Stock, Par Value $0.01 per share
(Title of Class of Securities)

670002401
(CUSIP Number)

SHAH CAPITAL MANAGEMENT, INC.
2301 Sugar Bush Road, Suite 510
Raleigh, NC 27612
(919) 719-6360

ANDREW FREEDMAN, ESQ.
OLSHAN FROME WOLOSKY LLP
1325 Avenue of the Americas
New York, New York 10019
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 6, 2024
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. *See* § 240.13d-7 for other parties to whom copies are to be sent.

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[1] The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, *see* the *Notes*).

1	NAME OF REPORTING PERSON Shah Capital Management, Inc.	
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY	
4	SOURCE OF FUNDS OO (Other)	
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of North Carolina, United States of America	

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER N/A
	8	SHARED VOTING POWER 10,700,794 shares
	9	SOLE DISPOSITIVE POWER N/A
	10	SHARED DISPOSITIVE POWER 10,700,794 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,700,794 shares	
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%	
14	TYPE OF REPORTING PERSON IA (Investment Adviser)	

1	NAME OF REPORTING PERSON Shah Capital Opportunity Fund LP	
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY	
4	SOURCE OF FUNDS OO (Other)	
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware, United States of America	

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER N/A
	8	SHARED VOTING POWER 10,035,000 shares
	9	SOLE DISPOSITIVE POWER N/A
	10	SHARED DISPOSITIVE POWER 10,035,000 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,035,000 shares	
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.1%	
14	TYPE OF REPORTING PERSON PN (Partnership)	

1	NAME OF REPORTING PERSON Himanshu H. Shah		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY		
4	SOURCE OF FUNDS PF (Personal Funds)		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 65,382 shares	
	8	SHARED VOTING POWER 10,700,794 shares	
	9	SOLE DISPOSITIVE POWER 65,382 shares	
	10	SHARED DISPOSITIVE POWER 10,700,794 shares	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,766,176 shares		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7%		
14	TYPE OF REPORTING PERSON IN (Individual)		

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (the "Amendment No. 2"). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 2.　　　　**Identity and Background.**

Item 2(a)-(c) are hereby amended and restated as follows:

(a)　*Name*

This statement is filed by:

　　　(i)　Shah Capital Management, Inc. ("Shah Capital Management"), a North Carolina corporation, as the investment manager of Shah Opportunity (as defined below) and certain separately managed accounts (the "Shah Managed Accounts")[1];

　　　(ii)　Shah Capital Opportunity Fund LP ("Shah Opportunity"), a Delaware limited partnership, with respect to the shares of Common Stock directly and beneficially owned by it; and

　　　(iii)　Himanshu H. Shah, as President and Chief Investment Officer of Shah Capital Management and with respect to the shares of Common Stock directly beneficially owned by him in that certain account separately managed by Shah Capital Management for his benefit (the "Mr. Shah Managed Account").

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6 to Amendment No.1 to the Schedule 13D. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)　*Residence of Business Address*

The address of the principal business and principal office of each of the Reporting Persons is 2301 Sugar Bush Road, Suite 510, Raleigh, North Carolina 27612.

(c)　*Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or Other Organization in Which Such Employment Is Conducted*

The principal business of each Shah Capital Management is serving as the investment manager of each of Shah Opportunity and the Shah Managed Accounts. The principal business of Shah Opportunity is investing in securities. Mr. Shah serves as the President and Chief Investment Officer of Shah Capital Management.

Item 3.　　　　**Source and Amount of Funds or Other Consideration.**

Item 3 is hereby amended as follows:

_____

[1] References to the Shah Managed Accounts exclude the Mr. Shah Managed Account (as defined below).

The shares of Common Stock purchased by Shah Opportunity were purchased with working capital in open market transactions. The aggregate purchase price of the 10,035,000 shares of Common Stock beneficially owned by the Reporting Person is approximately $67,516,536, excluding brokerage commissions.

The shares of Common Stock purchased by the Shah Managed Accounts were purchased with working capital in open market transactions. The aggregate purchase price of the 665,794 shares of Common Stock held through the Shah Managed Accounts and beneficially owned by Shah Capital Management is approximately $4,965,921, excluding brokerage commissions, if any.

The shares of Common Stock purchased by Mr. Shah and held in the Mr. Shah Managed Account were purchased with his personal funds. The aggregate purchase price of the 65,382 shares of Common Stock directly beneficially owned by Mr. Shah is approximately $466,650, excluding brokerage commissions, if any.

Item 4.   **Purpose of Transaction.**

Item 4 is hereby amended to add the following:

On May 6, 2024, the Reporting Persons filed a preliminary proxy statement and accompanying GOLD proxy card with the Securities and Exchange Commission to be used to solicit the Issuer's stockholders (the "Solicitation") to vote AGAINST the election of Richard H. Douglas, Margaret G. McGlynn and David Mott to the Board of Directors (the "Board") of the Issuer and AGAINST the approval of certain of the Issuer's other proposals to be considered by stockholders at the Issuer's upcoming 2024 annual meeting of stockholders (the "Annual Meeting").

Also on May 6, 2024, the Reporting Persons issued a press release and open letter (the "Stockholder Letter") to the stockholders of the Issuer announcing that they have launched the Solicitation and urging stockholders to vote AGAINST the re-election of Mr. Douglas, Ms. McGlynn and Mr. Mott and AGAINST certain of the Company's other proposals at the Annual Meeting. A copy of the Stockholder Letter is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

The Reporting Persons believe significant value remains to be unlocked within the Issuer's shares and have endeavored to engage constructively with the Board to address the Reporting Persons' concerns and explore avenues for enhancing stockholder value. Despite these efforts, the initiatives proposed, including the appointment of two independent directors to the Board, have been met with a disconcerting lack of interest and no sense of urgency from the Board and the Issuer.

Accordingly, the Reporting Persons believe that the Issuer's stockholders must send a strong message to the Board at the Annual Meeting that they do not approve of the Issuer's current trajectory and that the Board must be materially refreshed in order for the Issuer's stockholders to realize the maximum value of their investments. To this end, the Reporting Persons have determined to commence the Solicitation.

Item 5.   **Interest in Securities of the Issuer.**

Items 5(a)-(c) are hereby amended and restated to read as follows:

The aggregate percentage of the shares of Common Stock reported owned by each person named herein is based upon 140,402,521 shares outstanding as of April 22, 2024, which is the total number of shares outstanding as reported in the Issuer's Definitive Proxy Statement filed with the Securities and Exchange Commission on April 29, 2024.

		Shah Capital Management	Shah Opportunity	Himanshu H. Shah
(a)	Amount Beneficially Owned:	10,700,794	10,035,000	10,766,176
	Percent of Class:	7.6%	7.1%	7.7%
(b)	Number of Shares to Which Reporting Person Has:			
	(i) Sole Voting Power:	N/A	N/A	65,382
	(ii) Shared Voting Power:	10,700,794	10,035,000	10,700,794
	(iii) Sole Dispositive Power:	N/A	N/A	65,382
	(iv) Shared Dispositive Power:	10,700,794	10,035,000	10,700,794

As of the date hereof, Shah Capital Management directly beneficially owns 10,035,000 shares of Common Stock. As the investment manager of Shah Opportunity and the Shah Managed Accounts, Shah Capital Management may be deemed to beneficially own 10,700,794 shares of Common Stock beneficially owned in the aggregate by Shah Opportunity and held in the Shah Managed Accounts. As of the date hereof, Mr. Shah directly beneficially owns 65,382 shares of Common Stock, which are held in the Mr. Shah Managed Account. As the President and Chief Investment Officer of Shah Capital Management, Mr. Shah may be deemed to beneficially own the 10,700,794 shares of Common Stock beneficially owned in the aggregate by Shah Opportunity and held in the Shah Managed Accounts, which in addition to the 65,382 shares of Common Stock he beneficially owns directly, constitutes an aggregate of 10,766,176 shares of Common Stock that Mr. Shah may be deemed to beneficially own.

(c)   Schedule A annexed hereto lists all transactions in securities of the Issuer by the Reporting Persons since the filing of Amendment No. 1 to the Schedule 13D. All such transactions were effected in the open market unless otherwise noted therein.

Item 7.   **Material to be Filed as Exhibits.**

Item 7 is hereby amended to add the following exhibit:

99.1   Stockholder Letter, dated May 6, 2024.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: May 7, 2024

SHAH CAPITAL MANAGEMENT, INC.

By: /s/ Himanshu H. Shah

Name: Himanshu H. Shah
Title: President and Chief Investment Officer

Date: May 7, 2024

SHAH CAPITAL OPPORTUNITY FUND LP

By: /s/ Himanshu H. Shah

Name: Himanshu H. Shah
Title: Managing Member

Date: May 7, 2024

/s/ Himanshu H. Shah

Himanshu H. Shah

8

SCHEDULE A

Transactions in the Shares of the Issuer Since the Filing of Amendment No. 1 to the Schedule 13D

Nature of Transaction	Amount of Shares Purchased/(Sold)	Price per Share ($)	Date of Purchase/Sale
SHAH CAPITAL OPPORTUNITY FUND LP			
Purchase of Common Stock	539,171	4.1984	04/15/2024
Purchase of Common Stock	260,829	4.0388	04/16/2024
Purchase of Common Stock	248,122	3.8966	04/17/2024
Purchase of Common Stock	1,878	3.8850	04/17/2024
Purchase of Common Stock	285,000	4.6169	05/07/2024
SHAH CAPITAL MANAGEMENT INC. **(through the Shah Managed Accounts)**			
Purchase of Common Stock	96,777	4.1300	04/15/2024
HIMANSHU H. SHAH **(through the Mr. Shah Managed Account)**			
Purchase of Common Stock	5,000	4.1100	04/15/2024
Purchase of Common Stock	3,223	4.1300	04/15/2024

Exhibit 99.1



Shah Capital Launches Campaign Urging Stockholders to Vote <u>AGAINST</u> the Re-Election of All of Novavax's Directors Up for Election at its 2024 Annual Meeting

Highlights Novavax's Massive Untapped Value That it Believes is Being Hindered by an Overly Conservative Board and Management That Clings to Failed Strategies and Have Undermined Stockholder Value

Calls for Fresh Perspectives in the Boardroom to Restore Investor Confidence in the Company

Files Preliminary Proxy and Urges Stockholders to Vote <u>AGAINST</u> The Re-Election of all Class II Directors and AGAINST The Approval of Three of the Company's Other Proposals at the Annual Meeting

Raleigh, 6ᵗʰ May 2024 – Shah Capital Management, Inc. (together with its affiliates, "Shah Capital," "we" or "our") collectively beneficially owns approximately 7.5% of the outstanding common stock of Novavax, Inc. (NASDAQ: NVAX) ("Novavax" or the "Company"), making it **a top three and largest non-index stockholder**, today issued the below statement to stockholders regarding its intended efforts at the 2024 Annual Meeting of Stockholders scheduled for Thursday, June 13, 2024, 8:30 a.m. Eastern Time (the "Annual Meeting"):

***

Fellow Novavax Stockholders:

Novavax's upcoming Annual Meeting presents an opportunity **to send a strong and clear message** to the Company's board of directors (the "Board") and management – that stockholders cannot afford the status quo and the time for meaningful Board refreshment is now!

Shah Capital recognizes the critical importance of effective board oversight and stewardship. Unfortunately, we have lost faith that the current directors have the ability or willingness to adapt to market pressures and take the steps we believe are necessary to address its continuing dismal performance. As a result, Shah Capital today filed a preliminary proxy statement to solicit stockholders to vote **AGAINST** the re-election of **Richard H. Douglas**, **Margaret G. McGlynn**, and **David Mott,** each of the Company's Class II Directors up for election at the Annual Meeting. In our view, the Company's current management has failed to implement effective strategies to turn the business around despite its rapidly shrinking share price, necessitating material and immediate board refreshment. Novavax remains today one of the most shorted stocks on NASDAQ.

The decision to launch this campaign follows our repeated attempts to constructively engage with the Board. **We strongly believe in the value of Novavax's deep IP portfolio and Matrix-M adjuvant platform and that there is a vast and currently untapped market for non-mRNA protein vaccines.** We have offered several suggestions to the Board aimed at addressing Novavax's apparently self-inflicted problems, which we believe have significantly undermined its growth and success. The Board regrettably has been unresponsive to our suggestions. Shah Capital has, therefore, decided to make its concerns public and has today announced its **intention to vote AGAINST the re-election of Mr. Douglas, Ms. McGlynn and Mr. Mott at the Annual Meeting and urges Novavax stockholders to do the same.**

Shah Capital further believes that the maintenance and expansion of the Company's generous compensation programs for its executive management and directors, given the Company's continuing poor performance and recent massive stockholder dilution is inappropriate. Therefore, Shah Capital is also calling on all Novavax stockholders, as they assess the Company's future direction and leadership, **to vote AGAINST three of the Company's other proposals to be considered at the Annual Meeting**, which include an advisory vote to approve the compensation of Novavax's named executive officers and amendments to certain of it's compensation plans.

We believe that fresh perspectives are desperately needed in the boardroom to steer Novavax towards sustainable profitable growth. Our campaign provides stockholders with an opportunity to send a clear message to the Company that material change is needed now for the benefit of all stockholders. As a committed long-term investor in Novavax, we have closely monitored the Company's performance and governance practices **and are Deeply Concerned by the Company's Shocking Destruction of Stockholder Value and the Market's Apparent Lack of Faith in the Direction of the Company**

We reiterate our position that Novavax must urgently adopt a more innovative and dynamic sales and marketing strategy. Specifically, that the Company should target key Covid segments in its marketing, such as direct-to-patient outreach for individuals aged 60+ and residents of southern states, as well as develop more effective regulatory stakeholder management, particularly with the FDA. Furthermore, we contend that Novavax should turn its Matrix-M adjuvant franchise's inactive pipeline candidates (such as Flu, RSV, and H5N1) into active opportunities through an infusion of outside capital and potential strategic partnerships. Lastly, we believe efficient and effective spending is necessary for operational profitability at Novavax in 2024 and beyond.

We urge you to stand with us and vote **AGAINST** the re-election of Mr. Douglas, Ms. McGlynn and Mr. Mott and **AGAINST** certain of the Company's other proposals at the Annual Meeting. By voting **<u>AGAINST</u>** each of the directors eligible for re-election, you will send a strong message to the Board that you are dissatisfied with the status quo and believe urgent change is needed.

Under the Company's policies, each of the directors up for election at the Annual Meeting have already tendered an irrevocable contingent resignation to the Company's secretary. Such resignations will become effective, only if (i) such director fails to receive the requisite majority vote in an uncontested election and (ii) accepted by the Board. In our view, if our campaign results in any director failing to receive a majority of the votes cast for his or her election, **<u>then we believe it would clearly be inappropriate for any such director to continue to serve on the Board</u>** and we would call on the Board to promptly accept his or her resignation.

We urge you to make your voice heard with your "AGAINST VOTE." **Your action can help initiate the changes at Novavax that we believe are required to put Novavax on a path towards success and sustained profitable growth.**

Sincerely,

Shah Capital Management, Inc.

About Shah Capital:

Shah Capital is a global investment firm employing a focused investment philosophy with an emphasis on turnarounds and special situations.

Media Contacts:
  Citigate Dewe Rogerson
  Shah Capital team   shah@citigatedewerogerson.com

Investors:

InvestorCom LLC
19 Old Kings Highway S. – Suite 130
Darien, CT 06820
Toll Free (877) 972-0090
Banks and Brokers call collect (203) 972-9300
shah@investor-com.com


CERTAIN INFORMATION CONCERNING THE PARTICIPANTS


Shah Capital Management, Inc., a North Carolina corporation ("Shah Capital Management"), together with the other participants in its solicitation (collectively, "Shah Capital"), have filed a preliminary proxy statement and accompanying **GOLD proxy card** with the Securities and Exchange Commission ("SEC") to be used to solicit votes **AGAINST** the election of Richard H. Douglas, Margaret G. McGlynn and David Mott to the Board of Directors of Novavax, Inc., a Delaware corporation (the "Company") at the Company's 2024 annual meeting of stockholders (the "Annual Meeting") and **AGAINST** the approval of certain of the Company's other proposals to be considered by stockholders at the Annual Meeting.

SHAH CAPITAL STRONGLY ADVISES ALL STOCKHOLDERS OF THE COMPANY TO READ THE PROXY STATEMENT AND OTHER PROXY MATERIALS AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. SUCH PROXY MATERIALS WILL BE AVAILABLE AT NO CHARGE ON THE SEC'S WEBSITE AT HTTP://WWW.SEC.GOV. IN ADDITION, THE PARTICIPANTS IN THIS PROXY SOLICITATION WILL PROVIDE COPIES OF THE PROXY STATEMENT WITHOUT CHARGE, WHEN AVAILABLE, UPON REQUEST. REQUESTS FOR COPIES SHOULD BE DIRECTED TO THE PARTICIPANTS' PROXY SOLICITOR.

The participants in the proxy solicitation are anticipated to be Shah Capital Management, Shah Capital Opportunity Fund LP ("Shah Opportunity") and Himanshu H. Shah.

As of the date hereof, Shah Capital Management directly beneficially owns 9,750,000 shares of Common Stock, par value $0.01 per share of the Company (the "Common Stock"). As the investment manager of Shah Opportunity and certain separately managed accounts (the "Shah Managed Accounts"), Shah Capital Management may be deemed to beneficially own 10,415,794 shares of Common Stock beneficially owned in the aggregate by Shah Opportunity and held in the Shah Managed Accounts.[1] As of the date hereof, Mr. Shah directly beneficially owns 65,382 shares of Common Stock, which are held in an account separately managed by Shah Capital Management for his benefit (the "Mr. Shah Managed Account"). As the President and Chief Investment Officer of Shah Capital Management, Mr. Shah may be deemed to beneficially own the 10,415,794 shares of Common Stock beneficially owned in the aggregate by Shah Opportunity and held in the Shah Managed Accounts, which in addition to the 65,382 shares of Common Stock he beneficially owns directly, constitutes an aggregate of 10,481,176 shares of Common Stock that Mr. Shah may be deemed to beneficially own.

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[1] The Shah Managed Accounts excludes the Mr. Shah Managed Account (as defined below).